SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

BROADVIEW INSTITUTE, INC.

(Name of the Issuer)

Broadview Institute, Inc.

Terry L. Myhre
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

111381109
(CUSIP Number of Class of Securities)

Jeffrey D. Myhre
Chief Executive Officer
8147 Globe Drive
Woodbury, MN 55125
(651) 332-8000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7000

Attention: David C. Grorud, Esq.

                   Andrew M. Nick, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$168,500	$19.58

*

For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $0.05 by the Issuer in lieu of fractional shares immediately following a 1-for-3,384,409 Reverse Split to holders of fewer than 3,384,409 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.05 per pre-split share and approximately 3,370,000 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $168,500 and 0.0001162.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Broadview Institute, Inc., a Minnesota corporation (“Broadview”, the “Company”, “we”, or “our”) and Mr. Terry L. Myhre (“Mr. Myhre”), in connection with a “going private” transaction. Our board of directors (“Board”) has approved a 1-for-3,384,409 share combination (the “Reverse Split”). Shareholders that would otherwise own a fraction of a share of our common stock following the Reverse Split will have such fractional shares cancelled and converted into the right to receive the cash consideration described herein. It is planned that all shareholders other than Mr. Myhre will hold only fractional shares after the Reverse Split and, therefore, will have their entire holdings of Company common stock cashed out following the Reverse Split. The entire going private transaction, including the Reverse Split and the payment of cash to shareholders who would otherwise have held a fractional share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, each share of our common stock held of record or beneficially by a shareholder owning fewer than 3,384,409 shares of our common stock on             , 2015, the date on which the Reverse Split will be implemented, will be converted into the right to receive $0.05 per pre-Reverse Split share, without interest. Following the Reverse Split, Mr. Myhre, the beneficial owner of approximately 96.5% of the Company’s outstanding common stock as of the date hereof, will be our sole shareholder.

The purpose of the Transaction is to reduce the number of record holders of our common stock to one so that we will be eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to convert the Company to a privately-held Company owned entirely by Mr. Myhre. In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”), or be subject to the reporting or other obligations under the Exchange Act and our stock will not be traded publicly. The deregistration of our common stock will have the effect of terminating the quotation of our common stock on the OTCQB.

The Transaction has been authorized by the Board and a special committee of the Board established to evaluate and review the Transaction (the “Special Committee”), pursuant to Section 302A.402, Subd. 1 of the Minnesota Business Corporation Act (“MBCA”), which permits us to authorize a share division or combination without shareholder approval in the circumstances presented in the Reverse Split.

We are authorized under the MBCA to pay the fair cash value for fractional shares resulting from the Reverse Split, provided that, pursuant to Section 302A.423, Subd. 2 of the MBCA, we may not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of our common stock. We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon our review of our list of shareholders of record furnished to us by American Stock Transfer & Trust Company, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by Broadridge Financial Solutions, Inc. concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of our common stock.

Under the MCBA, shareholders are entitled to dissenters’ rights of appraisal in connection with the Reverse Split.

The Transaction will be conducted upon the terms and subject to the conditions set forth in our disclosure document, referred to herein as the “Disclosure Document.” The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

Item 1. Summary Term Sheet. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Disclosure Document under the caption “Background—The Filing Persons” is incorporated herein by reference.

(b) Securities. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(d) Dividends. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. “Background—Security Ownership of Certain Beneficial Owners and Management”

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Broadview Institute, Inc. and Mr. Terry L. Myhre are the filing persons of this Schedule 13E-3. The information set forth in the Disclosure Document under the caption “Background—The Filing Persons” is incorporated herein by reference. The names and addresses of the executive officers and directors of the Company are set forth in the Disclosure Document under the caption “Background — Management,” which is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the caption “Background—Management” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Disclosure Document under the captions “Summary Term Sheet—Reverse Split” and “Summary Term Sheet—Continuing Shareholder” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Disclosure Document under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Access Rights” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Disclosure Document under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Disclosure Document under the caption “Special Factors – Background of the Transaction” is hereby incorporated by reference.

(c) Negotiations or Contacts. The information set forth in the Disclosure Document under the caption “Special Factors – Background of the Transaction” is hereby incorporated by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to securities held by the Company’s officers and directors.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. Any securities we obtain in the Transaction will return to the status of authorized but unissued shares of common stock.

(c) Plans. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Transaction” and “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Disclosure Document under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Disclosure Document under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Disclosure Document under the captions “Special Factors—Effects of the Transaction” and “Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Shareholder Approval” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(d) Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Disclosure Document under the caption “Special Factors— Fairness of the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The Transaction has been approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Disclosure Document under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Disclosure Document under the captions “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Disclosure Document under the caption “Background—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements.

(a) Financial Statements. The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating the Transaction.

Item 15. Additional Information.

(a) Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16. Exhibits.

(a)(3)	The Disclosure Document of the Company, dated as of , 2015 (filed herewith).

(a)(5)(i)	Broadview Institute, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (filed by the Company with the SEC on June 27, 2014 and incorporated herein by reference).

(a)(5)(ii)	Broadview Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 (filed by the Company with the SEC on February 17, 2015 and incorporated herein by reference).

(c)(i)	Valuation Report, dated April 28, 2015, of Apex Financial Services, Inc., which is included as Annex A to the Disclosure Document, which is filed herewith as exhibit (a)(3).

(d)(i)

Common Stock Purchase Warrant dated March 25, 2003, granted by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.3 to Schedule 13D filed by Terry L. Myhre on May 9, 2003).

(d)(ii)

Common Stock Purchase Warrant dated March 30, 2005, as issued by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.6 to Schedule 13D amendment filed by Terry L. Myhre on June 14, 2005).

(d)(iii)

Investment Representation Letter and Subscription Agreement dated March 30, 2005, by and between the Registrant and Terry L. Myhre (incorporated herein by reference to Exhibit 99.5 to Schedule 13D amendment filed by Terry L. Myhre on June 14, 2005).

(d)(iv)	2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed August 14, 2006).

(d)(v)

Restricted Stock Agreement under the Broadview Institute, Inc. 2006 Equity Incentive Plan dated October 13, 2009 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed October 19, 2009).

(d)(vi)

Restricted Stock Award Agreement under the Broadview Institute, Inc. 2006 Equity Incentive Plan dated June 15, 2011(incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 17, 2011).

(d)(vii)

Investment Representation Letter and Subscription Agreement dated March 29, 2013, by and between the Registrant and Terry L. Myhre (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A filed April 10, 2013).

(d)(viii)

First Amendment to Line of Credit Authorization by and between the Registrant and Terry L. Myhre, executed and effective June 13, 2013 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 14, 2013).

(d)(ix)

Common Stock Purchase Warrant dated March 29, 2013, granted by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.9 to the Amendment No. 5 to Schedule 13D filed by Terry L. Myhre on June 25, 2013).

(f)(i)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, incorporated by reference to Exhibit A of Annex B to the Disclosure Document.

(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADVIEW INSTITUTE, INC.
/s/ Jeffrey D. Myhre
	Name:	Jeffrey D. Myhre
Dated: May 13, 2015	Title:	Chief Executive Officer

TERRY L. MYHRE

/s/ Terry L. Myhre